AMG Distributors, Inc.

(A wholly owned subsidiary of AMG Funds LLC)
Financial Statements and Supplemental Information
December 31, 2023 (As Restated)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-43057

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMG Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

680 Washington Blvd., Suite 500
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick J. Spellman	203-299-3582	patrick.spellman@amg.com
(Name)	(Area Code - Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

101 Seaport Blvd., Suite 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Patrick J. Soellman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of_____AMG Distributors, Inc._____, as of _____December 31_____, _____2023_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Compliance Officer

Heather P. Ribellino
Notary Public

Heather P. Ribellino
Notary State of Connecticut
My Commission Expires October 31, 2028

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X)
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240 15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240 18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240 15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240 18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240 17a-5 or 17 CFR 240 18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240 17a-12(k).
☐ (z) Other. _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Index
December 31, 2023



Report of Independent Registered Public Accounting Firm

To Management and the Shareholder of AMG Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of AMG Distributors, Inc. (the "Company") as of December 31, 2023, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements and Supplemental Information

As discussed in Note 3 to the financial statements, the Company has restated its 2023 financial statements and Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the



underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts

February 26, 2024, except for the effects of the restatement discussed in Note 3 to the financial statements and Note A to Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, as to which the date is March 3, 2025

We have served as the Company's auditor since 2006.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Balance Sheet
December 31, 2023
(As Restated)

Assets		
Cash & cash equivalents	$	6,771,561
Due from related parties (Note 7)		1,834,213
Prepaid expenses and other current assets		129,927
Total assets	$	8,735,701
Liabilities and Shareholder's Equity		
Liabilities		
Due to related parties (Note 7)		4,256,207
Distribution fee payable		2,529,101
Other liabilities		115,600
Total liabilities		6,900,908
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 per share in 2023)		10
Paid-in capital		1,629,990
Retained earnings		204,793
Total shareholder's equity		1,834,793
Total liabilities and shareholder's equity	$	8,735,701

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Operations
Year Ended December 31, 2023
(As Restated)

Revenues (Note 2)		
12b-1 fee revenue	$	12,522,572
Service revenue (Note 7)		5,742,385
Commission reimbursement (Note 7)		2,524,735
Placement fees and other income (Note 7)		854,050
Total revenues		21,643,742
Expenses		
Distribution expenses (Note 7)		12,433,412
Allocable cost from parent (Note 7)		6,107,678
Commission expense (Note 7)		2,524,735
Office, general and administrative		326,766
Professional fees		174,774
FINRA fees		170,282
Total expenses		21,737,647
Loss from operations		(93,905)
Income tax benefit		21,717
Net loss	$	(72,188)

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2023
(As Restated)

	Common Stock		Paid-in Capital		Retained Earnings		Total
Balance, December 31, 2022	$	10	$ 1,129,990	$	276,981	$	1,406,981
Capital contribution		—	500,000		—		500,000
Net loss		—	—		(72,188)		(72,188)
Balance, December 31, 2023	$	10	$ 1,629,990	$	204,793	$	1,834,793

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Cash Flows
Year Ended December 31, 2023
(As Restated)

Cash flows provided by (used in) operating activities		
Net loss	$	(72,188)
Adjustments to reconcile net loss to net cash provided		
by operating activities		
Increase in due from related parties		(279,758)
Decrease in prepaid expenses and other current assets		40,201
Increase in distribution fee payable		1,193,886
Increase in due to related parties		88,192
Increase in other liabilities		115,600
Net cash provided by operating activities		1,085,933
Cash flows provided by financing activities		
Shareholders capital contribution		500,000
Net cash provided by financing activities		500,000
Net increase in cash and cash equivalents		1,585,933
Cash and cash equivalents		
Beginning of year		5,185,628
End of year	$	6,771,561
Supplemental disclosure of cash flow information:		
Income taxes paid	$	235

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Notes to Financial Statements
December 31, 2023

---

1.   **Organization and Nature of Business**

AMG Distributors, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of Delaware. The Company's principal business activities are to act as a distributor of AMG Funds LLC's ("LLC") family of funds (the "Funds") known as AMG Funds. In addition, the Company serves as distributor and/or intermediary placement agent for certain affiliated sub-advisors (the "Affiliates") for the offering of securities through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries engaged by the Company to facilitate the launch and/or offering of the funds. See Note 7 – Related Party Transactions for further information pertaining to these agreements.

The Company is a wholly owned subsidiary of LLC, whose ultimate parent company is Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2.   **Summary of Significant Accounting Policies**

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates or assumptions.

Revenue Recognition (as Restated)

The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

12b-1 Fee Revenue and Distribution Expenses. The Company has entered into arrangements to provide distribution related services to certain mutual funds. Fee rates are generally between 0.25 - 1.00% (the maximum allowed) of a fund's average net assets for certain share classes. The Company believes that its performance obligation is the sale of securities to investors, which is performed each day in substantially the same manner and is therefore considered a single performance obligation. These services are performed and consumed simultaneously and, therefore, the Company recognizes revenue ratably over time.

Directly related to the 12b-1 revenue are the distribution and servicing expenses which include payments to intermediaries for the marketing and selling of fund shares, advertising, printing and mailing of prospectuses to new investors, and printing and mailing of sales literature. Since the Company acts as a principal in these intermediary arrangements, both the 12b-1 revenue and distribution expenses are reflected gross in the Statement of Operations.

The accompanying notes are an integral part of these financial statements.

Service Revenue. Service Revenue consists of revenue earned pursuant to a Services Agreement with LLC. The Company's performance obligation is to provide services as distributor and placement agent under various contracts it has entered into. The services represent a single performance obligation and the revenue is recognized ratably over time as the services are provided. Service revenue is presented gross of expenses incurred to fulfill the contract since the Company acts as a principal in this arrangement.

Placement Fees. Placement fees consist of revenue earned pursuant to arrangements where the Company acts as distributor or placement agent for securities offered by Affiliates. The Company's performance obligations for these arrangements vary but are generally to provide distribution related services, which generally include sales or servicing, or the combination thereof. Revenue related to sales is recognized at a point in time, as the performance obligation is completed. The transaction price is generally between 0.10 - 2.00% of the commitment balance. Revenue related to servicing is recognized over time, as the services are performed. Fees for servicing are generally 0.05% of the committed balance, as applicable. In instances where multiple performance obligations are identified, such as the sale and subsequent servicing, consideration is based on the contract with the affiliate to determine the associated fees. Payment terms vary by contract and are determined based on negotiations with individual Affiliates. Typical payment terms range from quarterly to annually. Placement fees are presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Commission Reimbursement. The Company also earns commission reimbursements on sales of mutual funds under contracts with Affiliates. The Company recognizes revenue at the time of sales since its performance obligation is complete and the amount of revenue is fixed on that date. Transaction price is determined based on the actual cost of sales incentive compensation paid to sales employees for their sales efforts. Settlement for these fees occur quarterly. Commission reimbursement is presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Other Revenue. Other revenue consists of reimbursements from certain Affiliates for the costs incurred by the Company for FINRA licensing and registration of employees of the Affiliates who are registered representatives of the Company. The Company earns a fee equal to the actual costs incurred for FINRA licensing and registration of employees of the Affiliates. Settlement of these fees occur annually.

Allocable Cost From Parent

As a registered broker-dealer, the Company is subject to the rules of the SEC and is a member of FINRA. Required FINRA and SEC guidance requires the Company and the LLC to have an expense sharing agreement where the Company assumes certain personnel and overhead costs from LLC to appropriately reflect the costs of operating the Company with the purpose of determining regulatory net capital. The Company has adopted certain methodology which is based off of the nine requirements that are outlined in FINRA's Notice to Members 03-63 to adhere to the guidance set forth under SEC's Financial Responsibility Rules (SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5).

The accompanying notes are an integral part of these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market mutual funds, to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value and are classified as Level 1 financial assets. Money market mutual funds with a floating net asset value would not meet the definition of a cash equivalent if the fund has enacted liquidity fees or redemption gates.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees, and receivables from third-parties.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution. The Company also maintains investments in money market instruments, which are not federally insured.

3. **Restatement of Previously Issued Financial Statements and Supplemental Information**

During 2024, the Company identified errors in prior period financial statements for the Company. These errors related to the failure to recognize placement fee revenue, commission reimbursement revenue and the related expenses associated with the generation of those fees. In particular, commission expense and allocable costs from parent were adjusted as a result of the recognition of the additional placement fee revenue and commission reimbursement revenue. As such, subsequent to recognizing the additional placement fee revenue, the compensation costs related to the selling efforts have been allocated to the Company through the expense sharing arrangement with the LLC. These errors impact the financial statements for 2020 through 2023. Management has determined the previously issued financial statements for 2020 through 2023 are materially misstated. As single year financial statements are presented, management has reflected the impact of the errors on impacted financial statements prior to 2023 as an adjustment to opening retained earnings as described further below.

In accordance with ASC 250-10-50-10, the financial statements for 2023 have been restated to reflect the correction. In addition, footnotes impacted by the correction of the errors described above have also been restated herein, including Footnote 2 which addresses the disclosure omissions associated with the error. Beginning retained earnings as of January 1, 2023, as previously reported in the amount of $1,206,303 has also been restated to reflect the impact of the correction relating to the years ended December 31, 2020 through December 31, 2022. The impact to net loss for the year ended December 31, 2022 is a $119,402 reduction of the previously reported net loss of $(1,263,137). The following table summarizes the impact of the error correction on the previously reported amounts for the December 31, 2023 financial statements:

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Notes to Financial Statements
December 31, 2023

Financial Statement Line Item:	As Previously Reported	Adjustment	As Restated
Balance Sheet			
Assets			
Due from related parties	$ 1,468,022	$ 366,191	$ 1,834,213
Total Assets	$ 8,369,510	$ 366,191	$ 8,735,701
Liabilities			
Due to related parties	$ 2,451,908	$ 1,804,299	$ 4,256,207
Total Liabilities	$ 5,096,609	$ 1,804,299	$ 6,900,908
Shareholder's Equity			
Retained earnings	$ 1,642,901	$ (1,438,108)	$ 204,793
Total shareholder's equity	$ 3,272,901	$ (1,438,108)	$ 1,834,793
Total liabilities and shareholder's equity	$ 8,369,510	$ 366,191	$ 8,735,701
Statement of Operations			
Revenues			
Service revenue	$ 5,599,673	$ 142,712	$ 5,742,385
Commission reimbursement	1,413,271	1,111,464	2,524,735
Private placement fees and other revenue	537,686	316,364	854,050
Total Revenues	$ 20,073,202	$ 1,570,540	$ 21,643,742
Expenses			
Allocable cost from parent	5,254,380	853,298	6,107,678
Commissions expense	1,413,271	1,111,464	2,524,735
Office, general and administrative	56,766	270,000	326,766
Total Expenses	$ 19,502,885	$ 2,234,762	$ 21,737,647
Income from operations	570,317	(664,222)	(93,905)
Income tax expense (benefit)	133,719	(155,436)	(21,717)
Net income (loss)	$ 436,598	$ (508,786)	$ (72,188)
Statement of Changes in Shareholder's Equity			
Balance, December 31, 2022			
Retained Earnings	$ 1,206,303	$ (929,322)	$ 276,981
Balance, December 31, 2023			
Net income/(loss)	436,598	(508,786)	(72,188)
Retained Earnings	1,642,901	(1,438,108)	204,793
Total	$ 3,272,901	$ (1,438,108)	$ 1,834,793

The accompanying notes are an integral part of these financial statements.

Financial Statement Line Item:	As Previously Reported	Adjustment	As Restated
Statement of Cash Flows			
Cash flows provided by (used in) operating activities			
Net loss	$ 436,598 $	(508,786) $	(72,188)
Increase in due from related parties	(275,447)	(4,311)	(279,758)
(Decrease)/increase in due to related parties	(424,905)	513,097	88,192
Net cash provided by operating activities	$ 1,085,933 $	— $	1,085,933

The table below presents amounts from the 2023 Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as originally filed, adjustments made, and restated amounts as a result of the errors described above:

Schedule I Computation of Net Capital Line Item:	As Previously Reported	Adjustment	As Restated
Total shareholder's equity	$ 3,272,901 $	(1,438,108) $	1,834,793
Deduct non-allowable assets for net capital	(1,597,949) $	795,936	(802,013)
Net capital before haircuts on securities positions	$ 1,674,952 $	(642,172) $	1,032,780
Haircuts on securities positions	(102,165)	—	(102,165)
Net capital	$ 1,572,787 $	(642,172) $	930,615
Computation of aggregate indebtedness			
Total liabilities from Balance Sheet	$ 5,096,609 $	1,804,299 $	6,900,908
Total aggregate indebtedness	$ 5,096,609 $	1,804,299 $	6,900,908
Ratio of aggregate indebtedness to net capital	3.2405 to 1		7.4154 to 1
Computation of basic net capital requirement			
Net capital requirement (6 2/3% of aggregate indebtedness	$ 339,774 $	120,287 $	460,061
Net capital in excess of requirement	$ 1,233,013 $	(762,459) $	470,554

4. **Income Taxes (as Restated)**

The Company is a member of AMG's consolidated group for U.S. federal income tax purposes and is included in certain combined state income tax filings of AMG. For financial accounting purposes, the Company recognizes taxes based on its allocated share of taxes from AMG, as well as those taxes it incurs for any stand-alone filings. Federal and state income taxes as well as benefits for net operating losses are allocated based on a tax sharing policy between the Company and other members of AMG's consolidated group. Under this policy, members of AMG's consolidated group that contribute net operating losses are compensated by the remaining members of the consolidated group in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members. At December 31, 2023, the Company has a tax benefit for federal and state taxes in the amount of $21,717 which is included in Due to related parties. Prior to restatement the Company had a tax expense for federal and state

The accompanying notes are an integral part of these financial statements.

taxes in the amount of $133,719, with a restatement adjustment of $155,436 decreasing the expense and payable. In addition, federal estimated tax payments benefiting the consolidated group are reimbursable under the tax sharing policy.

The following table presents our provision for income taxes:

		2023
Current		
Federal	$	(18,904)
State		(2,813)
Total current		(21,717)
Deferred		
Federal		—
State		—
Total deferred		—
Provision for income taxes	$	(21,717)

The following table reconciles the U.S. federal statutory rate to the Company's effective tax rate:

	2023
Tax at U.S. federal income tax rate	21.0 %
State income taxes, net of federal benefit	2.4
Effective Tax Rate	23.4 %

The Company recognizes and measures its tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2023, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2020 forward (with limited exceptions).

5.   Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

6.   Net Capital Requirements as Restated

As a registered broker-dealer, the Company is subject to the rules of the SEC, FINRA and SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023,

The accompanying notes are an integral part of these financial statements.

the Company had net capital of $930,615 which was $470,554 above the minimum net capital required of $460,061. Prior to restatement, the Company had net capital of $1,572,787, with a restatement adjustment of $642,172 decreasing net capital as of December 31,2023. Prior to restatement the minimum net capital required was $339,774, with a restatement adjustment of $120,287 increasing the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 7.4154 to 1 as of December 31, 2023. Prior to restatement the Company's ratio of aggregate indebtedness to net capital was 3.2405 to 1, with a restatement adjustment that increased the ratio by 4.1749. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).

7. **Related Party Transactions (as Restated)**

The Company provides distribution services for mutual fund shares in five Trusts: AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III and AMG Funds IV. Gross revenues from these services totaled $12,522,572 in 2023, of which $1,362,394 was included in Due from related parties in the Balance Sheet at December 31, 2023.

Pursuant to an Amended and Restated Services Agreement between the Company and LLC, LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The service revenue from LLC totaled $5,742,385 in 2023, of which $2,082,738 was included in Due from related parties from the allocated expenses described above at December 31, 2023. Prior to restatement the service revenue from LLC totaled $5,599,673 in 2023, with a restatement adjustment of $142,712 resulting in an increase in revenue. Prior to restatement $1,508,799 was included in Due from related parties at December 31, 2023, with a restatement adjustment of $573,939, increasing the liability from the allocated expenses described above.

The Company provides services to Affiliates to facilitate the offer and sale of securities of the Affiliate's mutual funds as each Fund's distributor, sales agent, placement agent, and/or distribution coordinator. Revenues from these services totaled $541,364 in 2023. $1,681,156 was included in Due from related parties at December 31, 2023. Prior to restatement revenues from these services totaled $225,000 in 2023, with a restatement adjustment of $316,364, increasing revenue. Prior to restatement, $50,000 was included in Due from related parties at December 31, 2023, with a restatement adjustment of $1,631,156, increasing the receivable.

The Company has entered into an Amended and Restated Services Agreement with an Affiliate to provide sales, marketing, legal and compliance support related to the distribution of certain products offered by the Affiliate. Revenues from these services totaled $65,000 in 2023, of which $16,250 was included in Due from related parties at December 31, 2023.

The Company has entered into an amended agreement with an Affiliate to act as distributor for securities managed by the Affiliate. Under the agreement, the Company earns commissions on sales of fund shares. During 2023, the Company earned $1,413,271 of revenue under this arrangement. Also during 2018, the Company entered into a sub-distribution agreement with another Affiliate, whereby the affiliated entity provides certain distribution services and is entitled to commissions on sales it generates. During 2023, the Company paid commissions of $564,976 under this arrangement. Also under this amended agreement, the Company has agreed to reimburse an Affiliate for certain shareholder and distribution related expenses to the extent that the 12b-1 revenue from applicable funds exceeds amounts paid to financial intermediaries. Expenses related to these agreements totaled $4,233,804 in 2023 and are included in the Statement of Operations as Distribution expenses. $2,340,094 was included in Due to related parties at December 31, 2023. The Company pays certain third party intermediary expenses on

The accompanying notes are an integral part of these financial statements.

behalf of an Affiliate. The Affiliate reimburses the Company for these expenses, of which $8,888 was included in Due from related parties at December 31, 2023.

The Company has entered into agreements with certain Affiliates to act as distributor for funds managed by the Affiliates. Under the agreement, the Company earns commissions on sales of fund shares. During 2023, the Company earned $1,111,464 of revenue under these arrangements. $4,536,808 was included in Due from related parties at December 31, 2023.

The Company has charged certain affiliates for the costs associated with FINRA licensing and registration associated with employees of the affiliates who are registered representatives of the Company. These reimbursements amounted to $40,907 and are reflected in Other revenue in the Statement of Operations in 2023. $41,055 was included in Due from related parties at December 31, 2023.

LLC assumes some of the Company's direct and indirect overhead expenses such as compensation, occupancy, telephone, administrative and personnel costs. The officers of the Company serve as officers to related companies, including LLC. LLC pays these costs and allocates a representative portion to the Company. The allocated costs from LLC totaled $6,107,678 in 2023, of which $5,380,469 is included in Due to related parties. Prior to restatement, the allocated costs from LLC totaled $5,254,380 in 2023, with a restatement adjustment of $853,298, increasing the expense. Prior to restatement $1,489,951 was included in Due to related parties, with a restatement adjustment of $3,890,518, increasing the payable.

LLC has paid commission expenses on behalf of the Company. During 2023, the Company paid commissions of $1,959,759 under this arrangement. $4,536,808 was included in Due to related parties at December 31, 2023. Prior to restatement the company paid commissions of $848,295, with a restatement adjustment of $1,111,464 increasing the expense. Prior to restatement, no amounts were included in Due to related parties at December 31, 2023, resulting in an adjustment of $4,536,808, increasing the payable.

AMG assumes some of the Company's direct expenses such as professional fees offset by income taxes receivable. At December 31, 2023, the Company was due from AMG $380,364 for such expenses. This amount was included in Due from related parties at December 31, 2023. Prior to restatement the Company was due to AMG $136,952 for such expenses, with a restatement adjustment of $517,316 increasing the receivable.

The Company has agreed to reimburse LLC for certain shareholder servicing and distribution related expenses to the extent that the 12b-1 revenue from applicable funds exceeds amounts paid to financial intermediaries. Expenses related to these agreements totaled $61,298 in 2023 and are included in the Statement of Operations as Distribution expenses. As of December 31, 2023, the Company owed LLC $4,677 which is included in Due to related parties.

The Company recorded a write-off of revenue totaling $270,000 associated with a placement agent agreement with a certain Affiliate. The write-off of revenue is recorded within Other Expenses on the income statement .

In March 2023, the Company received a capital contribution of $500,000 from LLC which was recorded as paid-in capital.

The accompanying notes are an integral part of these financial statements.

8.   **Subsequent Events**

The Company has determined that no material events or transactions occurred subsequent to December 31, 2023 and through February 26, 2024, the date of the financial statement issuance which require additional disclosure in the financial statements.

Events Subsequent to Original Issuance of Financial Statements (unaudited)

On August 27, 2024, the Company recovered $229,592 related to a receivable that had been previously written off. This partial recovery does not impact the current period's financial results, as the receivable had been fully written off in the prior period. The recovery has been recognized as other income in the subsequent period.

On December 11, 2024, the Company settled a receivable related to placement fees owed by an affiliate that was paid to LLC. The total receivable amount was $417,014 which was recorded in the Company's Due from related parties at December 31, 2023.

On March 25, 2024, and on December 16, 2024 the Company received capital contributions in the amounts of $1,000,000 and $2,000,000 respectively. The capital contributions primarily address the loss incurred in 2023. The capital contributions were recognized as paid-in capital in the subsequent period.

The accompanying notes are an integral part of these financial statements.

Supplemental Information (As Restated)

AMG Distributors, Inc.

Schedule I

(A wholly owned subsidiary of AMG Funds LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023 (As Restated)

Computation of net capital		
Total shareholder's equity	$	1,834,793
Deduct non-allowable assets for net capital		(802,013)
Net capital before haircuts on securities positions		1,032,780
Haircuts on securities positions		(102,165)
Net capital	$	930,615
Computation of aggregate indebtedness		
Total liabilities from Balance Sheet	$	6,900,908
Total aggregate indebtedness	$	6,900,908
Ratio of aggregate indebtedness to net capital		7.4154 to 1
Computation of basic net capital requirement		
Net capital requirement (6 2/3% of aggregate indebtedness)	$	460,061
Net capital in excess of requirement		470,554

Other than the adjustments noted in Note 3 to the financial statements, there are no material differences between the above Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2023, as amended on February 22, 2024.

Note A: See Note 3 - Restatement of Previously Issued Financial Statements and Supplemental Information for further information retaining to the restatement.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2023

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).